Exhibit 99.2

Execution Version

FIRST SUPPLEMENTAL INDENTURE

AMONG

ALGONQUIN POWER & UTILITIES CORP.,

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., AS U.S. TRUSTEE

AND

BNY TRUST COMPANY OF CANADA, AS CANADIAN TRUSTEE

DATED AS OF JUNE 23, 2021

1.18% REMARKETABLE SENIOR NOTES DUE 2026

i

ARTICLE VII [RESERVED]		14

ARTICLE VIII MODIFICATION OF INDENTURE		14

8.1	Modification of Indenture without Consent of Holders of Notes	14
8.2	Modification of Indenture with Consent of Holders of Notes	14

ARTICLE IX REMARKETING		15

9.1	Remarketing Procedures	15
9.2	Remarketing	16
9.3	Reset Rate	17
9.4	Modification of Terms in Connection with a Successful Remarketing	18
9.5	Put Right	18

ARTICLE X TAX TREATMENT		19

10.1	U.S. Tax Treatment	19
10.2	Canadian Tax Reporting	19

ARTICLE XI THE TRUSTEES		19

11.1	Security Registrar and Paying Agent	19
11.2	Concerning the Trustees	19
11.3	Patriot Act Requirements of Trustees	20
11.4	Notice upon U.S. Trustee	20

ARTICLE XII MISCELLANEOUS		20

12.1	Ratification of Indenture; First Supplemental Indenture Controls	20
12.2	Recitals	20
12.3	Governing Law	21
12.4	Separability	21
12.5	Counterparts	21
12.6	Jury Trial Waiver	21
12.7	Consent to Service	21

Exhibit A:  Form of Note and the Trustee’s Certificate of Authentication

Exhibit B:  Form of Put Notice

ii

FIRST SUPPLEMENTAL INDENTURE

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of June 23, 2021 (this “First Supplemental Indenture”), is among ALGONQUIN POWER & UTILITIES CORP., a corporation duly organized and existing under the laws of Canada, having its principal office at 354 Davis Road, Oakville, Ontario, L6J 2X1 (the “Corporation”), THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as U.S. trustee under the Base Indenture (as defined below), having a corporate trust office at 4655 Salisbury Road, Suite 300, Jacksonville, FL 32256 (herein called the “U.S. Trustee”) and BNY TRUST COMPANY OF CANADA, (herein called the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”).

WHEREAS, the Corporation has heretofore entered into an Indenture, dated as of June 23, 2021, among the Corporation and the Trustees (the “Base Indenture”);

WHEREAS, the Base Indenture, as supplemented and amended by this First Supplemental Indenture, and as may be hereafter supplemented or amended from time to time in accordance herewith and therewith, is herein called the “Indenture”;

WHEREAS, under the Base Indenture, a new series of Securities may at any time be established in accordance with the provisions of the Base Indenture and the terms of such series may be set forth in a supplemental indenture executed by the Corporation and the Trustees;

WHEREAS, the Corporation proposes to create under the Base Indenture a new series of Securities;

WHEREAS, the Corporation has requested that the Trustees execute and deliver this First Supplemental Indenture and all requirements necessary to make this First Supplemental Indenture a valid instrument in accordance with its terms, and to make the Notes (as defined herein), when executed by the Corporation and authenticated and delivered by the Trustees, the valid obligations of the Corporation, have been performed, and the execution and delivery of this First Supplemental Indenture has been duly authorized in all respects;

NOW, THEREFORE, in consideration of the purchase and acceptance of the Notes by the Holders (as defined herein), and for the purpose of setting forth, as provided in the Base Indenture, the form and substance of the Notes and the terms, provisions and conditions thereof, the Corporation covenants and agrees with the Trustees as follows:

ARTICLE I
DEFINITIONS

1.1          Definition of Terms.  For all purposes of this First Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)          the capitalized terms not otherwise defined herein shall have the meanings set forth in the Base Indenture or, if not defined in the Base Indenture, in the Purchase Contract and Pledge Agreement (as defined below);

(b)          the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(c)          all other terms used herein which are defined in the Trust Indenture Act of 1939, as amended, whether directly or by reference therein, have the meanings assigned to them therein;

(d)          a reference to a Section or Article is to a Section or Article of this First Supplemental Indenture unless otherwise stated;

(e)          the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this First Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision; and

(f)          headings are for convenience of reference only and do not affect interpretation;

“Additional Amounts” shall have the meaning set forth in Section 2.10.

“Applicable Ownership Interest in Notes” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Applicable Remarketing Period” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Blackout Period” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Canadian Taxes” shall have the meaning set forth in Section 2.10.

“Cash Settlement” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Code” shall have the meaning set forth in Section 2.10.

“Collateral Agent” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Collateral Substitution” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Coupon Rate” has the meaning set forth in Section 2.5(b).

“Corporate Trust Office of the Trustee” means the office of the U.S. Trustee at which at any particular time its corporate trust business with respect to the series of Securities herein described shall be principally administered, which office at the date of original execution of this First Supplemental Indenture is located at 4655 Salisbury Road, Suite 300, Jacksonville, Florida 32256, Attention: Corporate Trust Administration.

“Corporate Unit” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Custodial Agent” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Depository” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Depository Participant” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Early Settlement” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Equity Unit” shall have the meaning set forth in the Underwriting Agreement.

“FATCA” shall have the meaning set forth in Section 2.10.

“Failed Final Remarketing” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Final Remarketing” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Final Remarketing Date” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Final Remarketing Period” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Fundamental Change Early Settlement” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Global Note” shall have the meaning set forth in Section 2.4.

“Holder” means (i) with respect to the Corporate Units or the Treasury Units, such term as defined in the Purchase Contract and Pledge Agreement and (ii) with respect to the Notes, the Person in whose name at the time a particular Note is registered on the books of the Trustees kept for that purpose.

“Increased Principal Amount” shall have the meaning set forth in Section 2.9.

“Interest Payment” means, with respect to any Interest Payment Date, the interest payment on the Notes due on such Interest Payment Date.

“Interest Payment Date” shall have the meaning set forth in Section 2.5(a).

“Interest Period” means, with respect to any Interest Payment Date, the period from and including the immediately preceding Interest Payment Date (or if none, June 23, 2021) to, but excluding, such Interest Payment Date.

“Notes” shall have the meaning specified in Section 2.1.

“Optional Remarketing” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Optional Remarketing Date” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Optional Remarketing Period” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Original Issue Date” means June 23, 2021 or, in the case of Notes issued in connection with any exercise by the Underwriters of their over-allotment option, the date on which such Notes are issued.

“Pledged Applicable Ownership Interests in Notes” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Pledged Notes” shall have the meaning specified in Section 2.9.

“Purchase Contract” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Purchase Contract Agent” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Purchase Contract and Pledge Agreement” means the Purchase Contract and Pledge Agreement, dated as of June 23, 2021, between the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent, Collateral Agent, Custodial Agent and Securities Intermediary, as amended from time to time.

“Purchase Contract Settlement Date” means June 15, 2024 (or if such day is not a Business Day, the following Business Day).

“Put Price” shall have the meaning specified in Section 9.5.

“Put Right” shall have the meaning set forth in Section 9.5.

“Put Right Default” shall have the meaning set forth in Section 2.6.

“Redemption” means the redemption of the Notes pursuant to the terms of Article III.

“Redemption Date” shall have the meaning set forth in Section 3.1.

“Redemption Price” means, for any Note, the principal amount of such Note, plus accrued and unpaid interest (including compounded interest thereon), if any, to but excluding the Redemption Date.

“Reduced Principal Amount” shall have the meaning set forth in Section 2.9.

“Regular Record Date” means, with respect to any Interest Payment Date for the Notes, the first day of the calendar month in which the applicable Interest Payment Date falls (whether or not a Business Day).

“Released Note” shall have the meaning set forth in Section 2.9.

“Relevant Taxing Jurisdiction” shall have the meaning set forth in Section 2.10.

“Remarketed Notes” means, with respect to all Remarketings during any Applicable Remarketing Period, the aggregate principal amount of Notes underlying the Pledged Applicable Ownership Interests in Notes and the Separate Notes, if any, subject to Remarketing as identified to the Remarketing Agent(s) by the Purchase Contract Agent and the Custodial Agent, respectively, in each case, pursuant to the terms of the Purchase Contract and Pledge Agreement.

“Remarketing Agent(s)” means the Remarketing Agent(s) appointed by the Corporation, pursuant to the Remarketing Agreement.

“Remarketing Agreement” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Remarketing Date” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Remarketing Price” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Remarketing Settlement Date” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Reset Rate” shall have the meaning specified in Section 9.3(a).

“Separate Notes” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Separate Notes Purchase Price” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Stated Amount” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Stated Maturity” shall have the meaning specified in Section 2.2.

“Subjected Note” shall have the meaning set forth in Section 2.9.

“Successful Final Remarketing” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Successful Optional Remarketing” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Successful Remarketing” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Taxes” shall have the meaning set forth in Section 2.10.

“Termination Event” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Treasury Portfolio Purchase Price” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Treasury Unit” shall have the meaning set forth in the Purchase Contract and Pledge Agreement.

“Underwriters” means J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BMO Capital Markets Corp., Morgan Stanley & Co. LLC, BofA Securities, Inc., CIBC World Markets Corp., RBC Capital Markets, LLC, National Bank of Canada Financial Inc., Scotia Capital (USA) Inc. and TD Securities (USA) LLC.

“Underwriting Agreement” means the Underwriting Agreement, dated as of June 17, 2021, by and among the Corporation and the Underwriters, for the sale of up to 23,000,000 of the Corporation’s Corporate Units.

The terms “Corporation,” “U.S. Trustee”, “Canadian Trustee”, “Trustees”, “Base Indenture,” and “Indenture” shall have the respective meanings set forth in the recitals to this First Supplemental Indenture.

ARTICLE II
GENERAL TERMS AND CONDITIONS OF THE NOTES

2.1         Designation and Principal Amount. There is hereby authorized a new series of Securities, to be designated the “1.18% Remarketable Senior Notes due 2026” (the “Notes”), in the initial aggregate principal amount of $1,000,000,000 (as increased by an aggregate principal amount equal to the aggregate Stated Amount of Corporate Units with respect to which the Underwriters exercise their over-allotment option), which amount shall be set forth in any written orders of the Corporation for the authentication and delivery of Notes pursuant to Section 2.1 of the Base Indenture and Section 6.1 hereof. Any such additional Notes issued on account of any exercise by the Underwriters of their over-allotment option will have the same Stated Maturity and other terms as those initially issued and shall be consolidated with and part of the same series of Securities as the Notes initially issued under this First Supplemental Indenture. For the avoidance of doubt, no additional Notes may be issued following the Original Issue Date, except as expressly set forth in the first sentence of this Section 2.1.

2.2          Stated Maturity. The “Stated Maturity” of the Notes is June 15, 2026, which may not be shortened or extended.  For the avoidance of doubt, with respect to the Notes, the term “Stated Maturity” refers only to the date on which principal is due and payable as set forth in this Section 2.2.

2.3          Form and Payment; Minimum Transfer Restriction.

(a)          Except as provided in Section 2.4, the Notes shall be issued in fully registered definitive form without coupons.  All Notes shall have identical terms.  Notes corresponding to Applicable Ownership Interests in Notes that are components of Corporate Units shall be registered in the name of the Purchase Contract Agent or its nominee.  Principal of the Notes will be payable (subject to the last sentence of this Section 2.3(a)), the transfer of such Notes will be registrable, and such Notes will be exchangeable for Notes of a like aggregate principal amount bearing identical terms and provisions, at the Corporate Trust Office of the Trustee; provided, however, that, except as otherwise provided in the form of Note attached hereto as Exhibit A, payment of interest will be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or, if such Person so requests and designates an account in writing to the U.S. Trustee at least five Business Days prior to the relevant Interest Payment Date, by wire transfer to such account; and provided, further, that the Corporation, in its discretion may remove the Paying Agent and may appoint one or more additional Paying Agents (including the Corporation or any of its affiliates).  Payments with respect to any Global Note or any Note corresponding to Applicable Ownership Interests in Notes that are components of Corporate Units will be made by wire transfer to the Depository or in accordance with any other applicable procedures of the Depository.

(b)          The Notes shall be issuable in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof; provided, however, that upon the release by the Collateral Agent of Notes underlying the Pledged Applicable Ownership Interests in Notes in accordance with Section 3.15 of the Purchase Contract and Pledge Agreement, if any Holder or beneficial owner shall be entitled to receive Notes in an aggregate principal amount that is not an integral multiple of $1,000, upon request of the Purchase Contract Agent, on behalf of such Holder or beneficial owner, the Corporation shall issue Notes in minimum denominations of $50, or integral multiples thereof, in exchange for Notes in minimum denominations of $1,000 or integral multiples thereof.

2.4          Exchange and Registration of Transfer of Notes; Restrictions on Transfers; Depository.  Notes that corresponded to Applicable Ownership Interests in Notes but are no longer a component of the Corporate Units and are released from the Collateral Account will be initially issued in permanent global form (a “Global Note”), and if issued as one or more Global Notes, the Depository shall be The Depository Trust Company or such other depository that is a clearing agency registered under Section 17A of the U.S. Exchange Act as any officer of the Corporation may from time to time designate.  On the date on which the Notes registered in the name of the Purchase Contract Agent pursuant to Section 2.3 are issued, the Corporation shall also issue one or more Global Notes representing Notes, registered in the name of the Depository or its nominee, each having a zero principal balance.  Upon the creation of Treasury Units, or the re-creation of Corporate Units or in any other case where the Collateral Agent releases Notes underlying the Pledged Applicable Ownership Interests in Notes, an appropriate annotation by the Collateral Agent shall be made on the Schedule of Increases or Decreases in Note on the Global Notes held by the Depository and on the Pledged Note held by the Collateral Agent.  Except upon recreation of Corporate Units, Notes represented by the Global Notes will be exchangeable for Notes in certificated form only (x) if the Depository (A) has notified the Corporation that it is unwilling or unable to continue as depository for the Global Notes or (B) has ceased to be a “clearing agency” registered under the U.S. Exchange Act when the Depository is required to be so registered and the Corporation receives notice of such cessation and, in either case, a successor depository that is a clearing agency registered under Section 17A of the U.S. Exchange Act is not appointed by the Corporation within 90 days after such notice (or the Corporation becoming aware of such cessation), or (y) upon the occurrence and during the continuance of any Event of Default or any other event that, after notice or lapse of time, would constitute an Event of Default with respect to the Notes and any beneficial owner of a Global Note requests that its beneficial interest be exchanged for a Note in certificated form; provided, subject to Section 2.3, that the Notes in certificated form so issued in exchange for the Global Notes shall be in denominations of $1,000 or any whole multiple of $1,000 above that amount and shall be of like aggregate principal amount and tenor as the portion of the Global Note to be exchanged.  Except as provided above, owners of beneficial interests in a Global Note will not be entitled to receive physical delivery of Notes in certificated form and will not be considered the Holders thereof for any purpose under the Indenture.  Any Global Note that is exchangeable pursuant to clause (x) of the fourth sentence of this Section 2.4 shall be exchangeable for Notes in certificated form registered in such names as the Depository shall direct. The third sentence of the last paragraph of Section 2.5 of the Base Indenture shall not apply with respect to the Notes, and any reference in the Base Indenture to such provisions shall, for the purposes of the Notes, be deemed to refer instead to the fourth sentence of this Section 2.4.

2.5          Interest.

  (a)          Interest on the Notes shall be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (each, subject to adjustment in accordance with Section 2.5(b), an “Interest Payment Date”), commencing September 15, 2021, and at Stated Maturity to the Person in whose name the relevant Notes are registered at the close of business on the Regular Record Date for such Interest Payment Date except that interest payable at the Stated Maturity shall be paid to the Person to whom principal is payable.  Interest shall be calculated on the basis of a 360-day year of twelve 30-day months, and with respect to any period less than a full calendar month, on the basis of the actual number of days elapsed during a 30-day month.  If any Interest Payment Date, Redemption Date, the Stated Maturity or the date (if any) on which the Corporation is required to purchase the Notes pursuant to Section 9.5 is not a Business Day, then the applicable payment shall be made on the next succeeding day that is a Business Day and no interest shall accrue or be paid in respect of such delay.  Section 15.5 of the Base Indenture is hereby superseded in its entirety, with respect to the Notes, by the immediately preceding sentence.

  (b)          The Notes will bear interest initially at the rate of 1.18% per year (the “Coupon Rate”) from and including June 23, 2021 to, but excluding, the date the principal amount thereof is paid or made available for payment, or in the event of a Successful Remarketing, the Remarketing Settlement Date.  In the event of a Successful Remarketing of the Notes, the interest rate applicable to the Notes may be reset by the Remarketing Agent(s) to the applicable Reset Rate with effect from the Remarketing Settlement Date, as set forth in Section 9.3.  If the interest rate is so reset, the Notes will bear interest at the applicable Reset Rate from, and including, the Remarketing Settlement Date to, but excluding, the date the principal amount thereof is paid or made available for payment.  In the event of a Successful Remarketing, following the applicable Remarketing Settlement Date, interest on Notes will be payable semi-annually on June 15 and December 15 and at Stated Maturity to the Person in whose name the relevant Notes are registered at the close of business on the Regular Record Date for such Interest Payment Date except that interest payable at the Stated Maturity shall be paid to the Person to whom principal is payable.  If there is no Successful Remarketing, the interest rate applicable to the Notes will not be reset, the Interest Payment Dates shall remain the same and the Notes shall continue to bear interest at the Coupon Rate.  The Notes shall bear interest, to the extent permitted by law, on any overdue principal and interest at the Coupon Rate, unless a Successful Remarketing shall have occurred, in which case on and after the Remarketing Settlement Date the Notes shall bear interest, to the extent permitted by law, on any overdue principal and interest at the Reset Rate. The second paragraph of Section 2.3 of the Base Indenture (except for the last sentence thereof, which sentence shall be deemed to apply to the term “Regular Record Date” as defined herein) shall not apply with respect to the Notes, and any reference in the Base Indenture to such provision shall, for purposes of the Notes, be deemed to refer instead to this Section 2.5.

2.6          Events of Default. An Event of Default as defined in the Base Indenture shall be an Event of Default with respect to the Notes.  In addition, an Event of Default with respect to the Notes will occur if the Corporation fails to pay the Put Price of any Note on the Purchase Contract Settlement Date after a Holder’s Put Right has been exercised pursuant to Section 9.5 (a “Put Right Default”).

2.7          No Defeasance or Covenant Defeasance Prior to Purchase Contract Settlement Date; No Discharge Prior to Purchase Contract Settlement Date.

 (a)          Prior to the Purchase Contract Settlement Date, the provisions of Section 12.5 of the Base Indenture shall not apply to the Notes.

 (b)          Prior to the Purchase Contract Settlement Date, the provisions of Section 12.1 of the Base Indenture shall not apply to the Notes.

2.8          No Sinking Fund or Repayment at Option of the Holder. The Notes shall not be subject to any sinking fund or analogous provision and, except in the case of the Put Right, shall not be repayable at the option of a Holder thereof prior to the Stated Maturity.

2.9          Increase and Decrease in Pledged Notes. In the event that any Notes underlying Pledged Applicable Ownership Interests in Notes with respect to any Corporate Units evidenced by a Global Certificate are to be released from the Pledge following a Termination Event, Collateral Substitution, Cash Settlement, Successful Remarketing, Early Settlement or Fundamental Change Early Settlement pursuant to the Purchase Contract and Pledge Agreement (a “Released Note”), such release and delivery shall be evidenced by an endorsement by the Collateral Agent on the Note held by the Collateral Agent (the “Pledged Note”) reflecting a reduction in the principal amount of such Pledged Note equal in amount (the “Reduced Principal Amount”) to the principal amount of the Released Note.  The Collateral Agent shall confirm any such Reduced Principal Amount by telecopying or otherwise delivering a photocopy of such endorsement made on the Pledged Note evidencing such Reduced Principal Amount to the U.S. Trustee at the telecopier number, e-mail address or other address of the U.S. Trustee provided for notices to the U.S. Trustee in Section 11.4 (or at such other telecopier number, e-mail address or other address as the U.S. Trustee shall provide to the Collateral Agent).  Upon receipt of such confirmation, the U.S. Trustee shall increase the principal amount of a Global Note held by the U.S. Trustee in an amount equal to the Reduced Principal Amount by an endorsement made by the U.S. Trustee on such Global Note to reflect such increase.  In the event that a Note is transferred to the Collateral Agent pursuant to Section 3.14 of the Purchase Contract and Pledge Agreement (a “Subjected Note”) in connection with the re-creation of Corporate Units, such transfer shall be evidenced by an endorsement by the Collateral Agent on the Pledged Note held by the Collateral Agent reflecting an increase in the principal amount of such Pledged Note equal in amount (the “Increased Principal Amount”) to the principal amount of such Subjected Note.  The Collateral Agent shall confirm any such Increased Principal Amount by telecopying or otherwise delivering a photocopy of such endorsement made on the Pledged Note evidencing such Increased Principal Amount to the U.S. Trustee at the telecopier number, e-mail address or other address of the U.S. Trustee provided for notices to the U.S. Trustee in Section 11.4 (or at such other telecopier number, e-mail address or other address as the U.S. Trustee shall provide to the Collateral Agent).  Upon receipt of such confirmation, the U.S. Trustee shall decrease the principal amount of the Global Note held by the U.S. Trustee in an amount equal to the Increased Principal Amount by an endorsement made by the U.S. Trustee on such Global Note to reflect such decrease.

2.10         Additional Amounts.

 (a)          All payments made by or on account of any obligation of the Corporation under or with respect to the Notes shall be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto), in each case in the nature of a tax, imposed or levied by a governmental authority (“Taxes”), unless the Corporation is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Corporation is so required to withhold or deduct any Taxes imposed by the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (a Relevant Taxing Jurisdiction,” and such Taxes, “Canadian Taxes”) from any payment made under or with respect to the Notes, the Corporation shall pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of the Notes (including Additional Amounts) after such withholding or deduction for Canadian Taxes shall not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted; provided, however, that no Additional Amounts shall be payable with respect to a payment made to a Holder in respect of a Holder or beneficial owner (i) with which the Corporation does not deal at arm’s length (for purposes of the Tax Act) at the time of the making of such payment, (ii) in respect of a debt or other obligation to pay an amount to a person with whom the Corporation is not dealing at arm’s length (for purposes of the Tax Act); (iii) which is subject to such Canadian Taxes by reason of the failure to comply with any certification, identification, information, documentation or other reporting requirement by a Holder or beneficial owner of the Notes if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes, (iv) where all or any portion of the amount paid to such Holder relates to an amount that is or was deemed to be a dividend paid to such Holder pursuant to subsection 214(16) of the Tax Act, (v) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected with Canada or any province or territory thereof (including, without limitation, by being or having been a national, domiciliary or resident, or treated as a resident, of, or physically present in or having or having had a permanent establishment in, Canada or any province or territory thereof) otherwise than by the mere holding of Notes or the receipt of payments thereunder, (vi) in respect of any applicable Taxes that are payable other than by withholding from payments under or with respect to the Notes, (vii) in respect of any estate, inheritance, gift, sale, transfer, personal property, excise or similar applicable Taxes, (viii) if the applicable Taxes would not have been imposed but for the presentation of such Note (in cases in which presentation is required) more than 30 days after the later of the date on which the relevant payment became due and payable pursuant to the terms thereof or was made or duly provided for, (ix) in respect of any applicable Taxes to the extent such applicable Taxes result from the presentation of any Note for payment (where presentation is required for payment) and the payment can be made without such withholding or deduction by the presentation of the Note for payment by at least one other paying agent, (x) for any Taxes imposed pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (or any amended or successor version of such sections) (“FATCA”), any regulations or other official guidance thereunder, any agreement entered into pursuant to section 1471(b)(1) of the Code, any intergovernmental agreement entered into between a non-U.S. jurisdiction and the United States in connection with FATCA or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA and (xi) in respect of any combination of applicable Taxes referred to in the preceding clauses (i) through (x). The Corporation shall make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required under applicable law.

 (b)          Additional Amounts shall not be paid for any applicable Taxes if the Holder is a fiduciary, partnership, limited liability company or person other than the sole beneficial owner of that payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Taxing Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a partner or member of that partnership or limited liability company or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner, member or beneficial owner been the Holder thereof.

 (c)          Whenever in the Indenture there is mentioned, in any context, (i) the payment of principal or premium, (ii) purchase prices in connection with a purchase of Notes, (iii) interest, or (iv) any other amount payable on or with respect to the Notes, such reference shall be deemed to include payment of any Additional Amounts to the extent that, in such context, such Additional Amounts are, were or would be payable in respect thereof.

 (d)          The Corporation will pay any present or future stamp, court, documentary or similar Taxes that arise in any taxing jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture, or any other document or instrument required in relation thereof, and the Corporation agrees to indemnify the Holders for any such Taxes paid by such Holders. The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture.

2.11         [Reserved].

2.12         [Reserved].

2.13         [Reserved].

2.14         [Reserved].

2.15         Ranking. For the avoidance of doubt, the Notes shall rank on a parity in right of payment with all of the Corporation’s other unsecured and unsubordinated indebtedness from time to time outstanding.

ARTICLE III
REDEMPTION OF THE NOTES

3.1          Optional Redemption by Corporation in Event of Failed Final Remarketing.  The Corporation may redeem the Notes at its option only if there has been a Failed Final Remarketing.  In the event of a Failed Final Remarketing, any Notes that remain outstanding after the Purchase Contract Settlement Date will be redeemable on or after June 15, 2024 at the Corporation’s option, in whole or in part, at any time and from time to time, at a price per Note equal to the Redemption Price, payable on the date of redemption (such date, the “Redemption Date”).  If the Corporation redeems fewer than all of the outstanding Notes, and the Notes are Global Notes, they will be selected for redemption in accordance with Applicable Procedures.  If the Notes are not Global Notes, the Trustees will select the Notes to be redeemed pursuant to Section 3.2 of the Base Indenture.  The Corporation may at any time irrevocably waive the right to redeem the Notes for any specified period (including the remaining term of the Notes).  The Corporation shall not redeem the Notes if the Notes have been accelerated and such acceleration has not been rescinded or unless all accrued and unpaid interest has been paid in full on all outstanding Notes for all Interest Periods terminating on or prior to the Redemption Date.  The Corporation may block the transfer or exchange of (i) all Notes during a period of 15 days prior to the date on which notice of selection of the Notes for redemption is given, or (ii) any Note being redeemed, except with respect to the unredeemed portion of any Note being redeemed solely in part. Following a Successful Remarketing of the Notes, the Notes will cease to be redeemable at the Corporation’s option.  The third to last paragraph of Section 2.5 of the Base Indenture shall not apply with respect to the Notes.

3.2          [Reserved].

3.3          Notice of Redemption. Subject to Article III of the Base Indenture, notice of any Redemption pursuant to this Article III will be sent not less than 20 days and not more than 60 days prior to the Redemption Date to each Holder of Notes to be redeemed at such Holder’s registered address.

3.4          Amendments to Article III of Base Indenture. Solely for purposes of the Notes, (i) Sections 3.2 and 3.3 of the Base Indenture are hereby deemed amended by removing any reference therein to accrued and unpaid interest to the date fixed for redemption being payable on any Notes upon Redemption (in addition to the applicable redemption price) and (ii) for the avoidance of doubt, the “applicable redemption price” referred to therein shall be the Redemption Price.

ARTICLE IV
[RESERVED]

ARTICLE V
FORM OF NOTE

5.1          Form of Note.  The Notes and the Trustee’s Certificate of Authentication to be endorsed thereon are to be substantially in the form attached hereto as Exhibit A.

ARTICLE VI
ORIGINAL ISSUE OF NOTES

6.1          Original Issue of Notes.  Notes in the initial aggregate principal amount of up to $1,000,000,000 (as increased by an aggregate principal amount equal to the aggregate Stated Amount of Corporate Units with respect to which the Underwriters exercise their over-allotment option) may be executed by the Corporation and delivered to the Trustees for authentication by it, and the Trustees shall thereupon authenticate and deliver said Notes to the Corporation or upon the written order of the Corporation, signed by any officer of the Corporation, without any further corporate action by the Corporation.

ARTICLE VII
[RESERVED]

ARTICLE VIII
MODIFICATION OF INDENTURE

8.1          Modification of Indenture without Consent of Holders of Notes. In addition to subsections (a) through (k) of Section 10.1 of the Base Indenture, without the consent of any Holder of a Note, the Corporation and the Trustees may, (i) following the Purchase Contract Settlement Date, supplement any of the provisions of the Notes to such extent as shall be necessary to permit or facilitate the defeasance and discharge of the Notes pursuant to the Indenture; provided that any such action will not adversely affect the interests of any Holder in any material respect; (ii) modify the form and terms of the Notes in connection with a Successful Remarketing solely to set forth the modifications to the terms of the Notes pursuant to Section 9.4 and (iii) amend the Notes, the Base Indenture (insofar as it relates to the Notes) and this First Supplemental Indenture to conform the provisions thereof or hereof to the descriptions thereof or hereof contained in the preliminary prospectus supplement dated June 16, 2021 for the Notes, as supplemented by the related pricing term sheet used in connection with the offering of the Equity Units, under the sections entitled “Description of the Equity Units,” “Description of the Purchase Contracts,” “Certain Provisions of the Purchase Contract and Pledge Agreement” and “Description of the Remarketable Senior Notes.”  Notwithstanding anything to the contrary in the Base Indenture, Section 10.1(k) of the Base Indenture will only apply with respect to the Notes following the Purchase Contract Settlement Date.

8.2          Modification of Indenture with Consent of Holders of Notes. With the consent of the Holders of not less than a majority in the principal amount of Notes then outstanding (except as otherwise provided in the first proviso of Section 10.2 of the Base Indenture), the Corporation and the Trustees may from time to time and at any time enter into an indenture or indentures supplemental hereto or to the Base Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Base Indenture or this First Supplemental Indenture or of modifying in any manner the rights of the Holders of the Notes; provided, however, that, in addition to the restrictions set forth in the first proviso contained in Section 10.2 of the Base Indenture (which shall apply to this Section 8.2, mutatis mutandis), no supplemental indenture may without the consent of the Holders of each outstanding Note affected thereby: (i) modify the Put Right of Holders of the Notes upon a Failed Remarketing in a manner materially adverse to the Holders or (ii) modify the Remarketing provisions of the Notes in a manner materially adverse to the Holders, it being understood that any modification of the terms of the Notes permitted pursuant to Section 9.4 in connection with a Remarketing that is made in accordance with the terms of the Indenture may be made without the consent of any Holders of the Notes.  The first paragraph of Section 10.2 of the Base Indenture shall not apply with respect to the Notes (other than the first proviso therein, which shall apply as set forth in the immediately preceding sentence), and any reference in the Base Indenture to the provisions therein shall, for purposes of the Notes, be deemed to refer instead to the applicable provision in this Section 8.2.

ARTICLE IX
REMARKETING

9.1          Remarketing Procedures.

(a)          In the case of an Optional Remarketing, unless a Termination Event has occurred prior to the Optional Remarketing Period, or in the case of a Final Remarketing, unless a Successful Optional Remarketing or Termination Event has occurred prior to the Final Remarketing Period, the Corporation shall engage the Remarketing Agent(s) pursuant to the Remarketing Agreement for the Remarketing of the Notes as set forth under Section 9.2.  The Corporation shall, no later than (a) in the case of an Optional Remarketing, five Business Days prior to the first day of the Optional Remarketing Period or (b) in the case of a Final Remarketing, seven days prior to the first day of the Final Remarketing Period, request that the Depository or its nominee notify the beneficial owners or Depository Participants holding Separate Notes, Corporate Units and Treasury Units, and shall provide a copy of such request to the Collateral Agent and the Purchase Contract Agent, in the case of an Optional Remarketing, of the Corporation’s intent to attempt an Optional Remarketing in the Applicable Remarketing Period, and in all cases, of the proposed Remarketing Dates and the procedures to be followed in each Remarketing, including the procedures to be followed by Holders of Separate Notes to participate in a Remarketing, the applicable procedures for Holders of Corporate Units to create Treasury Units or Holders of Treasury Units to recreate Corporate Units, as the case may be, the applicable procedures for Holders of Corporate Units to effect an Early Settlement and, in the case of a Final Remarketing, applicable procedures to effect a Cash Settlement and the applicable procedures that must be followed by a Holder of Separate Notes if such Holder wishes to exercise its Put Right or by a Holder of Corporate Units if such Holder elects not to exercise its Put Right.

 (b)         At any time after notice is given by the Corporation in accordance with Section 9.1(a) and prior to 4:00 p.m., New York City time, on the second Business Day immediately preceding the first day of the Applicable Remarketing Period, other than during a Blackout Period, each Holder of Separate Notes may elect to have Separate Notes held by such Holder remarketed in the applicable Remarketing for which notice was given.  A Holder making such an election must notify the Custodial Agent and deliver such Separate Notes to the Custodial Agent in accordance with the provisions set forth in the Purchase Contract and Pledge Agreement.  Any such notice and delivery may not be conditioned upon the level at which the Reset Rate is established in the Remarketing.  Any such notice and delivery may be withdrawn, other than during a Blackout Period, by notifying the Custodial Agent on or prior to 4:00 p.m., New York City time, on the second Business Day immediately preceding the first day of the Applicable Remarketing Period in accordance with the Purchase Contract and Pledge Agreement.  Any such notice and delivery not withdrawn in accordance with the immediately preceding sentence will be irrevocable with respect to each Remarketing to occur during the Applicable Remarketing Period.  Pursuant to Section 5.02 of the Purchase Contract and Pledge Agreement, by (or, in the case of a Final Remarketing, promptly after) 4:00 p.m., New York City time on the Business Day immediately preceding the first day of the Applicable Remarketing Period, the Custodial Agent, based on the notices and deliveries received by it prior to such time, shall notify the Remarketing Agent(s) of the aggregate principal amount of Separate Notes surrendered for Remarketing.  Pursuant and subject to Section 5.02 of the Purchase Contract and Pledge Agreement, Notes that underlie Applicable Ownership Interests in Notes included in Corporate Units will be deemed surrendered for Remarketing (unless in the case of a Final Remarketing, the Holder thereof has duly notified the Purchase Contract Agent of its intent to effect a Cash Settlement and timely paid the Purchase Price) and will be remarketed in accordance with the terms of the Remarketing Agreement and the Purchase Contract and Pledge Agreement.

 (c)          The right of each Holder of Remarketed Notes to have such Notes remarketed on any Remarketing Date and sold on any Optional Remarketing Date or Final Remarketing Date, as the case may be, shall be subject to the conditions that (i)(A) the Remarketing Agent(s) conducts any Optional Remarketing or (i)(B) in the case of a Final Remarketing, that no Successful Optional Remarketing has occurred pursuant to the terms of the Remarketing Agreement and the Purchase Contract and Pledge Agreement, (ii) a Termination Event has not occurred prior to the Optional Remarketing Date or Final Remarketing Date, as the case may be, (iii) the Remarketing Agent(s) is able to find a purchaser or purchasers for Remarketed Notes at the Remarketing Price based on the Reset Rate and (iv) each condition precedent to settlement of the Remarketed Notes set forth in the Remarketing Agreement is satisfied or waived.

 (d)          Neither the Trustees, the Corporation, nor the Remarketing Agent(s) shall be obligated in any case to provide funds to make payment upon surrender of Notes for remarketing.

9.2          Remarketing.

 (a)        Unless a Termination Event has occurred prior to such date, if the Corporation elects to conduct an Optional Remarketing during an Optional Remarketing Period selected by the Corporation pursuant to the Purchase Contract and Pledge Agreement, the Corporation shall cause the Remarketing Agent(s) to use its commercially reasonable efforts to remarket the Remarketed Notes at the applicable Remarketing Price as provided in the Remarketing Agreement.

 (b)          In the case there is no Successful Optional Remarketing during the Optional Remarketing Period, either because the Remarketing Agent(s) is unable to remarket the Notes at the applicable Remarketing Price or because a condition precedent to the Remarketing has not been satisfied, and unless a Termination Event has occurred prior to such date, during the Final Remarketing Period, the Corporation shall cause the Remarketing Agent(s) to use its commercially reasonable efforts to remarket the Remarketed Notes at the applicable Remarketing Price as provided in the Remarketing Agreement.

 (c)          The Remarketing on any Remarketing Date will be considered successful if the resulting proceeds are at least equal to the applicable Remarketing Price.  The Corporation has the right to postpone any Optional Remarketing for any reason in its sole and absolute discretion.

 (d)          The Corporation has the right to postpone the Final Remarketing in its sole and absolute discretion on any day prior to the last three Business Days of the Final Remarketing Period.

9.3          Reset Rate.

(a)          In connection with each Remarketing, in order to remarket the Notes, the Remarketing Agent(s), in consultation with the Corporation, may reset the interest rate on the Notes either upward or downward, as provided in the Remarketing Agreement, the new interest rate being referred to herein as the “Reset Rate.”

 (b)          Anything herein to the contrary notwithstanding, no Reset Rate shall in any event exceed the maximum rate permitted by applicable law.

 (c)         In the event of a Successful Remarketing, the interest rate for the Notes shall be reset on the Remarketing Settlement Date to the applicable Reset Rate as determined by the Remarketing Agent(s), in consultation with the Corporation, under the Remarketing Agreement, and the Corporation shall (1) notify the Trustees by an Officer’s Certificate delivered to the Trustees, (2) notify the Depository (with a copy to the Trustees) of any reset of the interest rate on the Notes at least two days prior to the effective date of such reset and (3) request the Depository to notify its Depository Participants holding Notes, in each case, of the Reset Rate no later than 9:00 a.m. New York City time on the Business Day following the date of the Successful Remarketing.  Upon a Successful Remarketing, the Reset Rate shall apply to all outstanding Notes, whether or not the Holders of all outstanding Notes participated in such Remarketing.

 (d)          If a reset of the interest rate on the Notes occurs pursuant to a Successful Optional Remarketing, the Reset Rate shall be the interest rate determined by the Remarketing Agent(s), in consultation with the Corporation, pursuant to the Remarketing Agreement, as the interest rate the Notes should bear in order for the Remarketing proceeds to equal at least 100% of the sum of the Treasury Portfolio Purchase Price and the Separate Notes Purchase Price (if any).

 (e)          If a reset of the interest rate on the Notes occurs pursuant to a Successful Final Remarketing, the Reset Rate shall be the interest rate determined by the Remarketing Agent(s), in consultation with the Corporation, pursuant to the Remarketing Agreement, as the interest rate the Notes should bear in order for the Remarketing proceeds to equal at least 100% of the aggregate principal amount of Notes to be remarketed.

 (f)          In the event of a Failed Remarketing, or if no Applicable Ownership Interests in Notes are included in Corporate Units (or the Holder of each such Corporate Unit has duly notified the Purchase Contract Agent of its intent to effect a Cash Settlement and timely paid the Purchase Price) and none of the Holders of the Separate Notes elect to have their Notes remarketed in any Remarketing, the applicable interest rate on the Notes will not be reset and will continue to be the Coupon Rate.

 (g)          If there is a Failed Remarketing, the Corporation shall cause a notice of the unsuccessful Remarketing to be published not later than 9:00 a.m., New York City time on the Business Day following the Applicable Remarketing Period.  This notice shall be validly published by a timely press release to an appropriate Canadian and U.S. news agency and by furnishing such information with the Securities and Exchange Commission in a Form 6-K and with Canadian Securities Regulators on the System for Electronic Document Analysis and Retrieval.

9.4          Modification of Terms in Connection with a Successful Remarketing.

Following any Successful Remarketing of the Notes:

 (a)          the interest rate on the Notes may be reset, pursuant to Section 9.3;

 (b)          interest will be payable on the Notes semi-annually, on June 15 and December 15 of each year and at Stated Maturity to the Person in whose name the relevant Notes are registered at the close of business on the Regular Record Date for such Interest Payment Date except that interest payable at the Stated Maturity shall be paid to the Person to whom principal is payable; and

 (c)          the Notes will cease to be redeemable at the Corporation’s option, and the provisions under Article III hereof and Article III of the Base Indenture will no longer apply to the Notes.

All such modifications shall take effect on the Optional Remarketing Settlement Date or the Purchase Contract Settlement Date, as the case may be, and shall apply to all outstanding Notes, whether or not included in such Successful Remarketing.

9.5          Put Right.

(a)          If there has not been a Successful Remarketing on or prior to the last day of the Final Remarketing Period, Holders of Notes will, subject to this Section 9.5, have the right (the “Put Right”) to require the Corporation to purchase such Notes for cash on the Purchase Contract Settlement Date, at a price per Note to be purchased equal to the principal amount of the applicable Note (the “Put Price”).

(b)          The Put Right of a Holder of a Separate Note shall only be exercisable upon delivery of a notice substantially in the form attached as Exhibit B hereto (or, in the case of Global Notes, in accordance with applicable procedures of the Depository), together with such Holder’s Separate Notes, to the U.S. Trustee by such Holder at or prior to 5:00 p.m., New York City time, on the second Business Day immediately preceding the Purchase Contract Settlement Date.  Such Put Right for a Holder of a Separate Note may be exercised with respect to all or a portion of such Holder’s Separate Notes (so long as such portion is an integral multiple of $1,000 principal amount).  Prior to 11:00 a.m., New York City time, on the Purchase Contract Settlement Date, the Corporation shall deposit with the U.S. Trustee immediately available funds in an amount sufficient to pay, on the Purchase Contract Settlement Date, the aggregate Put Price of all Separate Notes with respect to which a Holder has exercised a Put Right.  In exchange for any Separate Notes surrendered pursuant to the Put Right, the U.S. Trustee shall then distribute such amount to the Holders of such Separate Notes.

(c)          If there has not been a Successful Remarketing on or prior to the last day of the Final Remarketing Period, the Put Right of Holders with respect to Notes relating to Applicable Ownership Interests in Notes included in Corporate Units will be deemed to be automatically exercised in accordance with Section 5.02(b) of the Purchase Contract and Pledge Agreement (unless any such Holder has duly notified the Purchase Contract Agent of its intent to effect a Cash Settlement and timely paid the Purchase Price).

(d)          Notes purchased pursuant to the Put Right shall be cancelled by the Trustees.

ARTICLE X
TAX TREATMENT

10.1        U.S. Tax Treatment.  The Corporation agrees, and by acceptance of a Corporate Unit or a Separate Note, each Holder (or beneficial owner) will be deemed to have agreed, for U.S. federal, state and local income tax purposes (unless otherwise required by any taxing authority or required by a change in law occurring after the Original Issue Date), (a) to treat each beneficial owner of a Corporate Unit as the owner of each of the applicable Purchase Contract and the applicable interests in the Collateral, including the Notes underlying the Applicable Ownership Interest in Notes constituting a part of such Corporate Unit, (b) to treat the Notes as indebtedness, (c) with respect to Holders (or beneficial owners) who purchase Corporate Units upon issuance, to allocate, as of the Original Issue Date, 100% of a Holder’s (or beneficial owner’s) purchase price for a Corporate Unit to the Applicable Ownership Interests in Notes and 0% to each Purchase Contract, which will establish each Holder’s (or beneficial owner’s) initial tax basis in each Purchase Contract as $0 and each Holder’s (or beneficial owner’s) initial tax basis in each Applicable Ownership Interest in Notes as $50, and (d) in all events, not to take any position for U.S. federal, state or local income tax purposes that is inconsistent with or contrary to the above covenants.

10.2         Canadian Tax Reporting.  By purchase of a Corporate Unit upon issuance the Holder or beneficial owner agrees to allocate 100% of the issue price of a Corporate Unit to the Note, and to allocate 0% to the Purchase Contract, and to file all Canadian income tax returns and information returns in a manner consistent with the foregoing.

ARTICLE XI
THE TRUSTEES

11.1         Security Registrar and Paying Agent.  Pursuant to the Base Indenture, the Corporation hereby appoints the U.S. Trustee as registrar and “Paying Agent” with respect to the Notes.

11.2        Concerning the Trustees.  Each Trustee in each of its capacities hereunder assumes no duties, responsibilities or liabilities by reason of this First Supplemental Indenture other than as set forth in the Base Indenture or as expressly set forth herein and, in carrying out its responsibilities hereunder, shall have all of the rights, powers, privileges, protections, duties and immunities which it possesses in such capacities under the Base Indenture.

11.3         Patriot Act Requirements of Trustees.  The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003 (Section 326 of the USA PATRIOT Act) all financial institutions are required to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account.  The parties to this First Supplemental Indenture agree that they will provide to the Trustees such information as it may request, from time to time, in order for the Trustees to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

11.4         Notice upon U.S. Trustee.  Any notice, direction, request, demand, consent or waiver by the Corporation or any Holder to or upon the U.S. Trustee, registrar or Paying Agent for the Notes shall be deemed to have been sufficiently given, made or filed, for all purposes, if given, made or filed in writing and received by Responsible Officers of the Trustees at the Corporate Trust Office of the Trustee, with a copy to the Canadian Trustee (which delivery shall not constitute notice herein).

ARTICLE XII
MISCELLANEOUS

12.1       Ratification of Indenture; First Supplemental Indenture Controls.  The Base Indenture, as supplemented and (solely for purposes of the Notes) amended by this First Supplemental Indenture, is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided.  The provisions of this First Supplemental Indenture shall supersede the provisions of the Base Indenture to the extent the Base Indenture is inconsistent herewith. For all purposes under the Base Indenture, the Notes shall constitute a single series of Securities, and with regard to any matter requiring the consent under the Base Indenture of holders of multiple series of Securities voting together as a single class, the consent of Holders of the Notes voting as a separate class shall also be required and the same threshold shall apply.

12.2        Recitals.  The recitals herein contained are made by the Corporation only and not by the Trustees, and the Trustees assume no responsibility for the correctness thereof.  The Trustees make no representation as to the validity or sufficiency of this First Supplemental Indenture or the Notes.  The Trustees shall have no responsibility or liability with respect to any information, statement or recital in any prospectus, prospectus supplement or other disclosure material prepared or distributed with respect to the issuance of the Notes. The Trustees shall have no responsibility or liability with respect to the interest rate on the Notes and whether at any time it complies with applicable law. All of the provisions contained in the Base Indenture in respect of the rights, powers, privileges, protections, duties and immunities of the Trustees shall be applicable as fully and with like effect as if set forth herein in full.

12.3        Governing Law.  This First Supplemental Indenture and each Note shall be governed by the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said State (without regard to the conflicts of law principles thereof); provided, however, that the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities under this First Supplemental Indenture or any Notes shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

12.4         Separability.  In case any one or more of the provisions contained in this First Supplemental Indenture or in the Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this First Supplemental Indenture or of the Notes, but this First Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

12.5        Counterparts.  This First Supplemental Indenture may be executed in any number of counterparts each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.  The exchange of copies of this First Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this First Supplemental Indenture as to the parties hereto and may be used in lieu of the original First Supplemental Indenture for all purposes.  Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes. For the avoidance of doubt, all notices, approvals, consents, requests and any communications hereunder or with respect to this First Supplemental Indenture must be in writing (provided that any communication sent to the Trustees hereunder must be in the form of a document that is signed by hand, by facsimile, or by way of a digital signature provided by DocuSign or Adobe (or such other digital signature provider as specified in writing to the Trustees by the authorized representative), in English). The Corporation agrees to assume all risks arising out of the use of digital signatures and electronic methods to submit communications to the Trustees, including, without limitation, the risk of the Trustees acting on unauthorized instructions, and the risk of interception and misuse by third parties.

12.6         Jury Trial Waiver.  EACH OF THE CORPORATION, THE HOLDERS AND THE TRUSTEES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS FIRST SUPPLEMENTAL INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.7       Consent to Service.  The Corporation irrevocably appoints CT Corporation as its agent to receive service of process or other legal summons for purposes of any suit, action or proceeding relating to this First Supplemental Indenture, the Notes or the Transactions contemplated hereby that may be instituted in any state or federal court in the City and County of New York.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Arun Banskota
Name:	Arun Banskota
Title:	President & Chief Executive Officer

By:	/s/ Arthur Kacprzak
Name:	Arthur Kacprzak
Title:	Chief Financial Officer

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.,
as U.S. Trustee

By:	/s/ Lawrence M. Kusch
Name:	Lawrence M. Kusch
Title:	Vice President

BNY TRUST COMPANY OF CANADA,
as Canadian Trustee

By:	/s/ Ismail Bawa
Name:	Ismail Bawa
Title:	Authorized Signatory

EXHIBIT A

FORM OF
1.18% REMARKETABLE SENIOR NOTE DUE 2026

[THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY.  THIS NOTE IS EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS NOTE (OTHER THAN A TRANSFER OF THIS NOTE AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN SUCH LIMITED CIRCUMSTANCES.]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO [CEDE & CO.], ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY A PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

THE NOTES EVIDENCED HEREBY WILL BE ISSUED, AND MAY BE TRANSFERRED, ONLY IN DENOMINATIONS OF $1,000 AND ANY GREATER INTEGRAL MULTIPLE OF $1,000, EXCEPT AS PROVIDED IN THE FIRST SUPPLEMENTAL INDENTURE.  ANY ATTEMPTED TRANSFER, SALE OR OTHER DISPOSITION OF NOTES IN A DENOMINATION OF LESS THAN $1,000 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER EXCEPT AS PROVIDED IN THE FIRST SUPPLEMENTAL INDENTURE.  ANY SUCH TRANSFEREE SHALL BE DEEMED NOT TO BE THE HOLDER OF SUCH NOTES FOR ANY PURPOSE, INCLUDING BUT NOT LIMITED TO THE RECEIPT OF PAYMENTS IN RESPECT OF SUCH NOTES, AND SUCH TRANSFEREE SHALL BE DEEMED TO HAVE NO INTEREST WHATSOEVER IN SUCH NOTES.

ALGONQUIN POWER & UTILITIES CORP.

[Up to] $[ ]

1.18% REMARKETABLE SENIOR NOTE DUE 2026

Dated: [ ] [ ], 20[ ]

NUMBER R-[ ]	CUSIP NO: 015857 AF2

Registered Holder:	ISIN NO: US015857AF21

ALGONQUIN POWER & UTILITIES CORP., a corporation duly organized and existing under the laws of Canada (herein referred to as the “Corporation,” which term includes any successor under the Indenture hereinafter referred to), for value received, hereby promises to pay to the Registered Holder named above, the principal sum [of _______ Dollars] [specified in the Schedule of Increases or Decreases in this Note annexed hereto] on June 15, 2026 (the “Stated Maturity”), and to pay interest thereon at the rate of 1.18% per annum, such interest to accrue from June 23, 2021, subject to any reset of such interest rate in connection with a Successful Remarketing, as described below.  Subject to changes in the interest payment dates as set forth in the First Supplemental Indenture in connection with a Successful Remarketing, interest is payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing on September 15, 2021 (the “Interest Payment Dates”), until the principal thereof is paid or made available for payment.  On and after the Purchase Contract Settlement Date or, if earlier, the Optional Remarketing Settlement Date, interest on this Note will be payable at the relevant Reset Rate or, if the interest rate has not been reset, at the Coupon Rate of 1.18% per annum.  The Reset Rate, if any, shall be established pursuant to the terms of the Indenture (as defined on the reverse hereof) and the Remarketing Agreement.  If Interest Payments are not paid, they will accrue and compound on each Interest Payment Date until paid at the annual rate of 1.18% per annum, to the extent permitted by applicable law, unless a Successful Remarketing shall have occurred, in which case on and after the Remarketing Settlement Date the Notes shall bear interest, to the extent permitted by law, on any overdue principal and interest at the Reset Rate.

The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months, and with respect to any period less than a full calendar month, on the basis of the actual number of days elapsed during a 30-day month.  The interest so payable on an Interest Payment Date will be paid to the Person in whose name this Note is registered, at the close of business on the Regular Record Date next preceding such Interest Payment Date; provided that interest payable at Stated Maturity will be paid to the Person to whom principal is payable.  Any such interest that is not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid (i) to the Person in whose name this Note (or any Note issued upon registration of transfer or exchange thereof) is registered at the close of business on the record date for the payment of such defaulted interest established in accordance with Section 2.3 of the Base Indenture or (ii) at any time in any other lawful manner not inconsistent with the requirements of the securities exchange, if any, on which the Notes may be listed, and upon such notice as may be required by such exchange.  The “Regular Record Date” with respect to any Interest Payment Date for the Notes will be the first day of the calendar month in which the applicable Interest Payment Date falls (whether or not a Business Day).

If an Interest Payment Date, Redemption Date or the Stated Maturity of the Notes or the date (if any) on which the Corporation is required to purchase the Notes falls on a day that is not a Business Day, the applicable payment will be made on the next succeeding Business Day, and no interest shall accrue or be paid in respect of such delay.

This Note may be presented for payment of principal and interest at the office of the Paying Agent, in the continental United States; provided, however, that payment of interest will be made by the Corporation (i) by check mailed to such address of the person entitled thereto as the address shall appear on the Register of the Notes or (ii) if such Person so requests and designates an account in writing to the U.S. Trustee at least five Business Days prior to the relevant Interest Payment Date, by wire transfer to such account.  Payments with respect to any Global Note or any Note corresponding to Applicable Ownership Interests in Notes that are components of Corporate Units will be made by wire transfer to the Depository or in accordance with any other applicable procedures of the Depository.  Payment of the principal and interest on this Note shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

In the case of any conflict between this Note and the Indenture, the provisions of the Indenture shall control and govern.

This Note shall not be entitled to any benefit under the Indenture, or be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by or on behalf of the Trustees under the Indenture.

IN WITNESS WHEREOF, Algonquin Power & Utilities Corp. has caused this instrument to be duly executed.

Dated:

ALGONQUIN POWER & UTILITIES CORP.

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities, of the series designated herein, referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.,
as U.S. Trustee

By:
Authorized Signatory

REVERSE OF NOTE

This Note is one of a duly authorized issue of securities of the Corporation (herein called the “Securities”), issued and to be issued in one or more series pursuant to the Indenture, dated as of June 23, 2021, among the Corporation, The Bank of New York Mellon Trust Company, N.A. (the “U.S. Trustee”) and BNY Trust Company of Canada, as the Canadian Trustee (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”) (the “Base Indenture”, as it may be hereafter supplemented or amended from time to time, the “Indenture”).  Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Corporation, the Trustee and the Holders (the word “Holder” or “Holders” meaning the registered holder or registered holders) of the Notes.  This Note is one of the series designated on the face hereof (the “Notes”) which is limited in aggregate principal amount to $1,000,000,000 (as increased by an aggregate principal amount equal to the aggregate Stated Amount of Corporate Units with respect to which the Underwriters exercise their over-allotment option).

Capitalized terms used herein but not defined herein shall have the respective meanings assigned thereto in the Indenture.

As provided in and subject to the provisions in the Indenture, if there has been a Failed Final Remarketing, the Corporation may, at its option, redeem the Notes, in whole or in part, from time to time on or after June 15, 2024, at a price equal to the Redemption Price, in accordance with Article III of the Base Indenture and Article III of the First Supplemental Indenture.

The Notes shall be remarketed as provided in the First Supplemental Indenture and the Purchase Contract and Pledge Agreement.  In connection with a Successful Remarketing, the Remarketing Agent(s), in consultation with the Corporation, may reset the interest rate.  As provided in the First Supplemental Indenture, following any Successful Remarketing of the Notes, the interest will be payable semi-annually, on June 15 and December 15 of each year, the Notes will cease to be redeemable at the Corporation’s option.

Pursuant to the First Supplemental Indenture, if there has not been a Successful Remarketing prior to the end of the Final Remarketing Period, Holders of the Notes will have the right to require the Corporation to purchase such Notes for cash on the Purchase Contract Settlement Date at a price per Note to be purchased equal to the principal amount of the applicable Note.

The Notes are not subject to the operation of any sinking fund and, except as set forth in the First Supplemental Indenture, are not repayable at the option of a Holder thereof prior to the Stated Maturity.

In the case an Event of Default, as defined in the Indenture, shall have occurred and be continuing, the principal of all of the Notes may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

Prior to the Purchase Contract Settlement Date, the provisions of Section 12.1 and Section 12.5 of the Base Indenture shall not apply to the Notes.

The Corporation will not pay any additional amounts to any Holder in respect of any tax, assessment or governmental charge.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Notes by the Corporation and the Trustees with the consent of the Holders of not less than a majority in principal amount of the Notes outstanding.  The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Notes at the time outstanding, on behalf of the Holders of all outstanding Notes, to waive compliance by the Corporation with certain provisions of the Indenture, and contains provisions permitting the Holders of specified percentages in principal amount in certain instances of the outstanding Notes, to waive on behalf of all of the Holders of Notes, certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

As provided in and subject to the provisions of the Indenture, no Holder of Notes shall have any right by virtue or by availing of any provision of the Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to the Indenture or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless such Holder previously shall have given to the U.S. Trustee written notice of an Event of Default and of the continuance thereof, as provided in the Indenture, and unless also the Holders of the requisite principal amount of all the Securities at the time outstanding, determined pursuant to Section 6.4 of the Base Indenture, shall have made written request upon the U.S. Trustee to institute such action, suit or proceeding in its own name as U.S. Trustee under the Indenture and shall have offered to the U.S. Trustee such security and/or indemnity satisfactory to it as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the U.S. Trustee, for 60 days after its receipt of such notice, request and offer of indemnity, shall have declined to institute any such action, suit or proceeding and no direction inconsistent with such written request shall have been given to the U.S. Trustee pursuant to Sections 6.4 and 6.6 of the Base Indenture; it being understood and intended, and being expressly covenanted by the taker and Holder of every Note with every other taker and Holder and the U.S. Trustee, that no one or more Holders of Notes shall have any right in any manner whatever by virtue or by availing of any provision of the Indenture to affect, disturb or prejudice the rights of the Holders of any other of such Securities, or to obtain or seek to obtain priority over or preference to any other such Holder, or to enforce any right under the Indenture, except in the manner therein provided and for the equal, ratable and common benefit of all Holders of Securities.  For the protection and enforcement of the provisions of Section 6.4 of the Base Indenture, each and every Securityholder and the U.S. Trustee shall be entitled to such relief as can be given either at law or in equity.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note may be registered on the Register of the Notes upon surrender of this Note for registration of transfer at the offices maintained by the Corporation or its agent for such purpose, duly endorsed by the Holder hereof or its attorney duly authorized in writing, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Securities registrar duly executed by the Holder hereof or its attorney duly authorized in writing, but without payment of any charge other than a sum sufficient to reimburse the Corporation for any tax or other governmental charge incident thereto.  Upon any such registration of transfer, a new Note or Notes of authorized denomination or denominations for the same aggregate principal amount will be issued to the transferee in exchange herefor.

No service charge shall be made for any registration of transfer or exchange, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

Pursuant to the First Supplemental Indenture, Notes that corresponded to Applicable Ownership Interests in Notes but are no longer a component of the Corporate Units and are released from the Collateral Account will be initially issued as Global Notes.  Except upon recreation of Corporate Units and except as otherwise provided in the Indenture, Notes represented by Global Notes will not be exchangeable for, and will not otherwise be issuable as, Notes in certificated form.  Unless and until such Global Notes are exchanged for Notes in certificated form, Global Notes may be transferred, in whole but not in part, and any payments on the Notes shall be made, only to the Depository or a nominee of the Depository, or to a successor Depository selected or approved by the Corporation or to a nominee of such successor Depository.

By acceptance of this Note or a beneficial interest in this Note, each Holder hereof and any Person acquiring a beneficial interest herein, for United States federal, state and local tax purposes, agrees to treat this Note as indebtedness and to take other positions for such tax purposes as set forth in the First Supplemental Indenture.

Prior to due presentment for registration of transfer of this Note, the Corporation, the Trustees, and any agent of the Corporation or the Trustees may deem and treat the person in whose name this Note shall be registered upon the Register of the Securities of this series as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon) for the purpose of receiving payment of or on account of the principal hereof and, subject to the provisions on the face hereof, interest due hereon and for all other purposes; and neither the Corporation nor the Trustees nor any such agent shall be affected by any notice to the contrary.

No recourse shall be had for the payment of the principal of or interest on this Note, or for any claim based hereon or otherwise in respect hereof, or based on or in respect of the Indenture, against any incorporator, stockholder, officer, director or employee, as such, past, present or future, of the Corporation or of any successor, either directly or through the Corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as a part of the consideration for the issue hereof, expressly waived and released.

This Note shall be governed by the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said State (without regard to the conflicts of law principles thereof).  Notwithstanding the preceding sentence, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s) and transfer(s) unto
.

(please insert Social Security or other identifying number of assignee)
.
.
.

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING POSTAL ZIP CODE OF ASSIGNEE

the within Note and all rights thereunder, hereby irrevocably constituting and appointing
.
.
.
.
.
.

agent to transfer said Note on the books of the Corporation, with full power of substitution in the premises.

Dated: __________ __, ___

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular without alteration or enlargement, or any change whatever.

SCHEDULE OF INCREASES OR DECREASES IN THIS NOTE

The initial principal amount of this Note is:  $

Changes to Principal Amount of [Global] Note

Principal Amount by which this
	Note is to be Decreased or	Remaining
	Increased and the Reason for the	Principal Amount	Signature of
Date	Decrease or Increase	Of this Note	Trustee

EXHIBIT B
FORM OF PUT NOTICE

TO:	Algonquin Power & Utilities Corp.
The Bank of New York Mellon Trust Company, N.A. and BNY Trust Company of Canada

Please refer to the Indenture, dated as of June 23, 2021, among Algonquin Power & Utilities Corp. (the “Corporation”), The Bank of New York Mellon Trust Company, N.A. (the “U.S. Trustee”) and BNY Trust Company of Canada, as the Canadian Trustee (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”) (the “Base Indenture”), as supplemented and amended by a First Supplemental Indenture dated as of June 23, 2021, by and among the Corporation and the Trustees (the “First Supplemental Indenture” and together with the Base Indenture, as it may be hereafter supplemented or amended from time to time, the “Indenture”).  Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

The undersigned registered Holder of the Note designated below, which is being delivered to the Trustee herewith, hereby requests and instructs the Corporation to purchase such Note or the portion thereof specified below (so long as such portion is in a principal amount of $1,000 or an integral multiple thereof), in accordance with the terms of the Indenture, at the price of 100% of the principal amount of such Note (or portion thereof).  The Note (or portion thereof) shall be purchased by the Corporation as of the Purchase Contract Settlement Date pursuant to the terms and conditions specified in the Indenture.

Dated:

Signature:

NOTICE: The above signature of the Holder hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Signature Guarantee:

Note Certificate Number (if applicable):

Principal Amount:

Portion to be purchased if other than the Principal Amount set forth above:

Social Security or Other Taxpayer Identification Number:

DTC Account Number (if applicable):

Name of Account Party (if applicable):

B-1

PAYMENT INSTRUCTIONS: The purchase price of the Note should be paid by check in the name of the person(s) set forth below and mailed to the address set forth below.

Name(s):
(Please Print)
Address:
(Please Print)

(Zip Code)

(Tax Identification or Social Security Number)

B-2